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04010307

March 3, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2004 181 WASH, D.C.

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange (the "LSE") on March 1, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ______________________
Mason H. Drake
Authorized Representative

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

dlw 3/5

Enclosures

Issued: 1 March 2004

Marks & Spencer Announces its Intention to Inject £400m into the UK Defined Benefit Pension Scheme

Marks & Spencer today announces that the actuarial valuation of the Marks & Spencer UK Defined Benefit Pension Scheme at 31 March 2003 has been completed. The actuarial valuation revealed a shortfall of £585m between the market value of the assets of the UK Scheme (£2,612m) and the assessment of the liabilities (£3,197m). This represents a funding level of 82%.

As a result of this valuation Marks & Spencer intends to make a capital injection of £400 million into the Scheme by the end of March 2004, increasing the funding level to 94%.

The injection will be funded, subject to market conditions, through a public bond issue. The issue will be made under the Group's medium term note programme.

In addition, Marks & Spencer announces that it will be adopting accounting standard FRS17 (Retirement Benefits) for the year ending 3 April 2004. The profit and loss account pre tax charge under FRS17 for the UK Scheme for this financial year is estimated to be £134m, (last financial year £136m, as reported under SSAP24).

As a consequence of adopting FRS17, the previously reported FRS17 deficit of £1.2bn (£0.9bn net of tax) at 29 March 2003 will now be reflected on the Group's balance sheet by means of a prior year adjustment. At the end of January 2004, the deficit had decreased to approximately £1bn before tax (£0.7bn net of tax).

Alison Reed, Group Finance Director, of Marks & Spencer, said:

"Marks & Spencer is committed to ensuring the Defined Benefit Pension Scheme is adequately funded. By taking this action we are providing reassurance to the Scheme members."

"We believe that this is an opportune time to raise the funds, taking into account current interest rates and demand in the corporate bond markets."

Please see attached appendix for detailed analysis on the impact of the cash injection and the adoption of FRS17.

For further information contact:

Investor Relations - Tony Quinlan 020 7268 4195 / Damian Evans 020 7268 1563
Press enquiries – 020 7268 1919, Nick Claydon / Catherine Bertwistle

Appendix

All figures reported below are in respect of the UK defined benefit scheme only. The Group does operate other schemes but these are not material in relation to the UK scheme or the Group as a whole.

Impact of adopting FRS17

Adopting FRS17 this year will result in a restatement of the comparative results for the year ended 29 March 2003 as follows:-

UK Defined Benefit Pension Scheme	Year ended 29 March 2003	
	As reported under SSAP24 £m	As restated under FRS17 £m
Operating cost	136	122
Interest credit	-	(27)
Net cost before tax	136	95
Taxation	(41)	(29)
Net cost after tax	95	66

The reduction in the net cost after tax from £95m to £66m results in an increase of 1.3p per share to the previously reported earnings per share of 20.7p per share.

For the year ending 3 April 2004, the estimated charge under FRS17 to be included in our reported results, together with the comparable SSAP24 charge, are as follows:-

UK Defined Benefit Pension Scheme	Year ending 3 April 2004	
	SSAP24 £m	FRS17 £m
Operating cost	177	120
Interest cost	-	14
Net cost before tax	177	134
Taxation	(53)	(40)
Net cost after tax	124	94

Adopting FRS 17 in the current year results in an estimated reduction in the net cost after tax of £30m, an increase in earnings per share of approximately 1.3p per share.

FRS17 assumptions

The FRS17 assumptions are determined at the beginning of each financial year. The main assumptions used in arriving at the pension charge under FRS17 for the year ended 29 March 2003 and the year ending 3 April 2004 are as follows:-

	FRS17 Assumptions	
	Year ended 29 March 2003 %	Year ending 3 April 2004 %
Inflation	2.5	2.5
Pension increases	2.5	2.5
Salary increases	4.0	3.5
Expected return on assets	7.3	7.3
Discount rate	5.9	5.5

Impact for 2004/05

The FRS17 pension cost charge to EBIT for 2004/05 is estimated to be broadly similar to 2003/04.
Interest under FRS17 is expected to be a credit, compared to the charge in 2003/04 of £14m, driven by the injection of the £400m into the pension fund and the influence of the equity and debt markets on the pension scheme assets and liabilities.
The Group will incur an interest charge relating to the £400m Public Bond Issue.